September 7, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Ms. Laura J. Riegel
         Division of Investment Management

         Re:      Withdrawal of Post-Effective Amendment No. 2
                  to the Registration Statement under the Securities Act of 1933 of Kemper Funds Trust
                  File Nos. 333-65661 and 811-09057
                  ---------------------------------

Dear Ms. Riegel:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Kemper Funds Trust (the "Trust") hereby applies to withdraw Post-Effective Amendment No. 2 to its registration statement under the 1933 Act that was filed on June 23, 1999 (the "Amendment"). The Amendment was filed for the purpose of adding three new series to the Trust, namely Kemper Disciplined 1000 Growth Fund, Kemper Disciplined 1000 Value Fund, and Kemper Disciplined 500 Equity Fund (collectively, the "Series"). At this time, the Trust has determined that the Series do not comport with its immediate business plans, although it may pursue registration of similar series in the future. The Trust states that it has never made a public offering of securities of the Series; that the Series are not now nor have they ever been active; and that none of the Series has any assets, known liabilities or pending claims. The Trust believes that withdrawal of this Amendment would be consistent with the public interest and the protection of investors.

         Please contact the undersigned at (617) 295-2565 with any questions you may have concerning the foregoing.


                                Very truly yours,


                               /s/Caroline Pearson
                               -------------------
                               Caroline Pearson
                               Assistant Secretary
                               Kemper Funds Trust